Filing pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Filer: SouthTrust Corporation Subject Company: SouthTrust Corporation
Commission File No.: 333-117283

Date: September 1, 2004

This filing contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to each of Wachovia Corporation, SouthTrust Corporation and the combined company following the proposed merger between Wachovia and SouthTrust, as well as the goals, plans, objectives, intentions, expectations, financial condition, results of operations, future performance and business of Wachovia, including, without limitation, (i) statements relating to the benefits of the merger, including future financial and operating results, cost savings, enhanced revenues and the accretion or dilution to reported earnings that may be realized from the merger, (ii) statements relating to the benefits of the retail securities brokerage combination transaction between Wachovia and Prudential Financial, Inc. completed on July 1, 2003, including future financial and operating results, cost savings, enhanced revenues and the accretion of reported earnings that may be realized from the brokerage transaction, (iii) statements regarding certain of Wachovia’s and/or SouthTrust’s goals and expectations with respect to earnings, earnings per share, revenue, expenses and the growth rate in such items, as well as other measures of economic performance, including statements relating to estimates of credit quality trends, and (iv) statements preceded by, followed by or that include the words “may”, “could”, “should”, “would”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, “projects”, “outlook” or similar expressions. These statements are based upon the current beliefs and expectations of Wachovia’s and SouthTrust’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond Wachovia’s and SouthTrust’s control).

The following factors, among others, could cause Wachovia’s or SouthTrust’s financial performance to differ materially from that expressed in such forward-looking statements: (1) the risk that the businesses of Wachovia and SouthTrust in connection with the merger or the businesses of Wachovia and Prudential in the brokerage transaction will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger or the brokerage transaction may not be fully realized or realized within the expected time frame; (3) revenues following the merger or the brokerage transaction may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger or the brokerage transaction, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (6) the failure of Wachovia’s or SouthTrust’s shareholders to approve the merger; (7) the strength of the United States economy in general and the strength of the local economies in which Wachovia and/or SouthTrust conducts operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on Wachovia’s and/or SouthTrust’s loan portfolio and allowance for loan losses; (8) the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; (9) inflation, interest rate, market and monetary fluctuations; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on Wachovia’s capital markets and capital management activities, including, without limitation, Wachovia’s mergers and acquisition advisory business, equity and debt underwriting activities, private equity investment activities, derivative securities activities, investment and wealth management advisory businesses, and brokerage activities. Additional factors that could cause Wachovia’s and SouthTrust’s results to differ materially from those described in the forward-looking statements can be found in Wachovia’s and SouthTrust’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. All subsequent written and oral forward-looking statements concerning SouthTrust or the proposed merger or other matters and attributable to SouthTrust or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. Wachovia and SouthTrust do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this filing.

The proposed merger will be submitted to Wachovia’s and SouthTrust’s shareholders for their consideration, and, on August 31, 2004, Wachovia filed an amended registration statement on Form S-4 with the SEC containing a preliminary joint proxy statement/prospectus of Wachovia and SouthTrust and other relevant documents concerning the proposed merger. Shareholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about Wachovia and SouthTrust, at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at www.wachovia.com under the tab “Inside Wachovia – Investor Relations” and then under the heading “Financial Reports—SEC Filings”. You may also obtain these documents, free of charge, at www.southtrust.com under the tab “About SouthTrust”, then under “Investor Relations” and then under “SEC Documents”. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-374-6782, or to SouthTrust Corporation, P. O. Box 2554, Birmingham, AL 35290, (205)-254-5187.

Wachovia and SouthTrust, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of Wachovia and SouthTrust in connection with the proposed merger. Information about the directors and executive officers of Wachovia and their ownership of Wachovia common stock is set forth in the proxy statement, dated March 15, 2004, for Wachovia’s 2004 annual meeting of shareholders, as filed with the SEC on a Schedule 14A. Information about the directors and executive officers of SouthTrust and their ownership of SouthTrust common stock is set forth in the proxy statement, dated March 8, 2004, for SouthTrust’s 2004 annual meeting of shareholders, as filed with the SEC on a Schedule 14A. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the definitive joint proxy statement/prospectus regarding the proposed merger when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Wachovia and SouthTrust issued the following news releases

Press Release August 31, 2004

WACHOVIA AND SOUTHTRUST NAME BRINKMAN MARKET PRESIDENT FOR

GAINESVILLE, GA.

(CHARLOTTE, N.C.) –Wachovia Corporation and SouthTrust Corporation have named Allen R. Brinkman II market president for Gainesville, Ga. effective after the completion of the proposed merger between SouthTrust and Wachovia. In his new role, Brinkman will lead the combined company’s efforts to provide outstanding customer service and grow market share in the Gainesville area including Dahlonega. The merger was announced June 21, and the transaction is expected to close in the fourth quarter of 2004, subject to normal regulatory approvals and shareholder approvals.

“Allen’s 11-year experience with Wachovia has helped him gain valuable knowledge of the banking industry,” said Rob Hoak, regional president for Wachovia’s Greater Georgia region. “He has done an exceptional job in building Wachovia’s business in Savannah, Statesboro and Hinesville regions over the last year and we look forward to great things in Gainesville.”

This announcement is part of the commitment by Wachovia and SouthTrust to increase business in its mid-sized markets. The market president spearheads this initiative, called Community Banking, by enhancing local relationships and providing increased decision-making authority and leadership in the Gainesville area. The market president will also be able to deliver Wachovia and SouthTrust’s vast array of commercial and retail products and services to customers.

Since joining Wachovia in 1994, Brinkman has held various sales, leadership and management positions. In addition to his most recent role as Savannah market president, he has served as retail banking director for the Atlanta Metro region, regional marketing manager for Columbus and Central Georgia, as well as consumer bank director for Western and Greater Georgia.

Brinkman graduated from Columbus State University in Columbus, Ga., with a bachelor’s degree in administration. He received advanced management training from Duke University, the Center for Creative Leadership and Columbia University. Brinkman has served on a number of committees for community organizations including the March of Dimes and the Financial Services Roundtable. He is currently chairman of the Savannah United Negro College Fund, chairman of Savannah region Economic Development Council, a member of the Savannah Music Festival board, a member of the Savannah State University board and United Way Campaign Chairman. Brinkman and his wife, Julie, have three sons and will be based in Gainesville.

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Wachovia Corporation (NYSE:WB) is one of the largest providers of financial services to retail, brokerage and corporate customers throughout the East Coast and the nation, with assets of $418.4 billion, market capitalization of $58.3 billion and stockholders’ equity of $32.6 billion at June 30, 2004. Its four core businesses, the General Bank, Capital Management, Wealth Management, and the Corporate and Investment Bank, serve 12 million client relationships (including households and businesses), primarily in 11 East Coast states and Washington, D.C. Its full-service retail brokerage firm, Wachovia Securities, LLC, serves clients in 49 states. Global services are provided through 32 international offices. Online banking and brokerage products and services also are available through Wachovia.com.

SouthTrust Corporation (Nasdaq: SOTR) is a $52.7 billion regional bank holding company with headquarters in Birmingham, Ala. SouthTrust operates 712 banking and loan offices and 894 ATMs in Alabama, Florida, Georgia, Mississippi, North Carolina, South Carolina, Tennessee, Texas and Virginia. The company offers a complete line of banking and other related financial services to commercial and retail customers. The company’s web site is www.southtrust.com.

Additional Information

The proposed transaction will be submitted to Wachovia’s and SouthTrust’s shareholders for their consideration, and, on August 16, 2004, Wachovia filed an amended registration statement on Form S-4 with the SEC containing a preliminary joint proxy statement/prospectus of Wachovia and SouthTrust and other relevant documents concerning the proposed transaction. Shareholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed transaction when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about Wachovia and SouthTrust, at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at www.wachovia.com under the tab “Inside Wachovia – Investor Relations” and then under the heading “Financial Reports - SEC Filings”. You may also obtain these documents, free of charge, at www.SouthTrust.com under the tab “About SouthTrust”, then under “Investor Relations” and then under “SEC Documents.” Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-374-6782, or to SouthTrust Corporation, P. O. Box 2554, Birmingham, AL 35290, (205)-254-5187.

Wachovia and SouthTrust, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of Wachovia and SouthTrust in connection with the merger. Information about the directors and executive officers of Wachovia and their ownership of Wachovia common stock is set forth in the proxy statement, dated March 15, 2004, for Wachovia’s 2004 annual meeting of shareholders, as filed with the SEC on a Schedule 14A. Information about the directors and executive officers of SouthTrust and their ownership of SouthTrust common stock is set forth in the proxy statement, dated March 8, 2004, for SouthTrust’s 2004 annual meeting of shareholders, as filed with the SEC on a Schedule 14A. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the definitive joint proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

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Investors seeking further information should contact Wachovia Investor Relations: Alice Lehman at 704-374-4139; or SouthTrust Investor Relations: Bill Prater at 205-254-5187. Media seeking further information should contact Wachovia Corporate Media Relations: Mary Eshet at 704-383-7777 or Christy Phillips at 704-383-8178; or SouthTrust Corporate Communications: David M. Oliver, 205-254-5523 or Nannette Sheaffer at 205-254-5562.

Press Release August 31, 2004

WACHOVIA AND SOUTHTRUST NAME SPEARS MARKET PRESIDENT FOR

AUGUSTA, GA

(CHARLOTTE, N.C.) –Wachovia Corporation and SouthTrust Corporation have named Jeffery P. Spears market president for Augusta, Ga., effective after the completion of the proposed merger between SouthTrust and Wachovia. In his new role, Spears will lead the combined company’s efforts to provide outstanding customer service and grow market share in the Augusta area. The merger was announced June 21, and the transaction is expected to close in the fourth quarter of 2004, subject to normal regulatory approvals and shareholder approvals.

“Jeff’s 20-year’s of experience in the Augusta and Aiken markets has helped him gain valuable knowledge of the local banking industry,” said Rob Hoak, regional president for Wachovia’s Greater Georgia region. “He continues to do an exceptional job of serving Wachovia’s customers in Augusta.”

This announcement is part of the commitment by Wachovia and SouthTrust to increase business in its mid-sized markets. The market president spearheads this initiative, called Community Banking, by enhancing local relationships and providing increased decision-making authority and leadership in the Augusta area. The market president will also be able to deliver Wachovia and SouthTrust’s vast array of commercial and retail products and services to customers.

Spears joined Wachovia in April from Bank of America, where he served as senior vice president and market president for the Central Savannah River Area market. In that role he was directly responsible for consumer banking, premiere banking, small business banking, mortgage lending and securities. He has a total of 23 years of experience in financial services, much of it in the Augusta-Aiken market.

Spears graduated from the University of South Carolina with a bachelor’s degree in management and marketing. In addition to his expertise in banking, Spears has an extensive background in local community organizations. He is a deacon at Aiken’s First Baptist Church; Vice Chair of University of South Carolina at Aiken Partnership Board; and member of the Aiken Technical College Foundation Board. In addition, South Carolina Governor Mark Sanford appointed Spears as a member of the Savannah River Site Redevelopment Authority. He is also on the board of directors for the Aiken County United Way and Public Education Partners; a member of the Aiken Rotary Club; Vice Chair of the Palmetto Golf Club and the Green Boundary Club; and a member of the Central Savannah River Area Leadership Alliance.

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Wachovia Corporation (NYSE:WB) is one of the largest providers of financial services to retail, brokerage and corporate customers throughout the East Coast and the nation, with assets of $418.4 billion, market capitalization of $58.3 billion and stockholders’ equity of $32.6 billion at June 30, 2004. Its four core businesses, the General Bank, Capital Management, Wealth Management, and the Corporate and Investment Bank, serve 12 million client relationships (including households and businesses), primarily in 11 East Coast states and Washington, D.C. Its full-service retail brokerage firm, Wachovia Securities, LLC, serves clients in 49 states. Global services are provided through 32 international offices. Online banking and brokerage products and services also are available through Wachovia.com.

SouthTrust Corporation (Nasdaq: SOTR) is a $52.7 billion regional bank holding company with headquarters in Birmingham, Ala. SouthTrust operates 712 banking and loan offices and 894 ATMs in Alabama, Florida, Georgia, Mississippi, North Carolina, South Carolina, Tennessee, Texas and Virginia. The company offers a complete line of banking and other related financial services to commercial and retail customers. The company’s web site is www.southtrust.com.

Additional Information

The proposed transaction will be submitted to Wachovia’s and SouthTrust’s shareholders for their consideration, and, on August 16, 2004, Wachovia filed an amended registration statement on Form S-4 with the SEC containing a preliminary joint proxy statement/prospectus of Wachovia and SouthTrust and other relevant documents concerning the proposed transaction. Shareholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed transaction when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about Wachovia and SouthTrust, at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at www.wachovia.com under the tab “Inside Wachovia – Investor Relations” and then under the heading “Financial Reports - SEC Filings”. You may also obtain these documents, free of charge, at www.SouthTrust.com under the tab “About SouthTrust”, then under “Investor Relations” and then under “SEC Documents.” Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-374-6782, or to SouthTrust Corporation, P. O. Box 2554, Birmingham, AL 35290, (205)-254-5187.

Wachovia and SouthTrust, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of Wachovia and SouthTrust in connection with the merger. Information about the directors and executive officers of Wachovia and their ownership of Wachovia common stock is set forth in the proxy statement, dated March 15, 2004, for Wachovia’s 2004 annual meeting of shareholders, as filed with the SEC on a Schedule 14A. Information about the directors and executive officers of SouthTrust and their ownership of SouthTrust common stock is set

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forth in the proxy statement, dated March 8, 2004, for SouthTrust’s 2004 annual meeting of shareholders, as filed with the SEC on a Schedule 14A. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the definitive joint proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

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Investors seeking further information should contact Wachovia Investor Relations: Alice Lehman at 704-374-4139; or SouthTrust Investor Relations: Bill Prater at 205-254-5187. Media seeking further information should contact Wachovia Corporate Media Relations: Mary Eshet at 704-383-7777 or Christy Phillips at 704-383-8178; or SouthTrust Corporate Communications: David M. Oliver, 205-254-5523 or Nannette Sheaffer at 205-254-5562.

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